OSI ETF Trust 485BPOS

EX.99.m.i.a.

Schedule I to the Distribution and Service Plan

as amended and restated November 13, 2019

Fund	Fee Rate (per annum of the average daily net assets of the Fund)
O'Shares FTSE Russell Small Cap Quality Dividend ETF	0.25%
O'Shares FTSE U.S. Quality Dividend ETF	0.25%
O'Shares Global Internet Giants ETF	0.25%
O'Shares FTSE Europe Quality Dividend ETF	0.25%
O'Shares Quality Artificial Intelligence ETF	0.25%
O'Shares Quality Robotics and Artificial Intelligence ETF	0.25%
O'Shares U.S. Large Cap Quality Growth ETF	0.25%
O'Shares U.S. Small Cap Quality Growth ETF	0.25%